FILED BY OMEGA HEALTHCARE INVESTORS, INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED UNDER RULE 14A-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FILING BY: OMEGA HEALTHCARE INVESTORS, INC. (“OMEGA”)

SUBJECT COMPANY: AVIV REIT, INC. (“AVIV REIT”)

COMMISSION FILE NO. FOR REGISTRATION STATEMENT ON FORM S-4: 333-201359

PRESS RELEASE – FOR IMMEDIATE RELEASE

OMEGA HEALTHCARE INVESTORS DECLARES PRORATED DIVIDEND IN CONNECTION WITH ACQUISITION OF AVIV REIT, INC.

Eleventh Consecutive Quarterly Dividend Rate Increase

HUNT VALLEY, MARYLAND – March 5, 2015 – Omega Healthcare Investors, Inc. (“Omega”) (NYSE: OHI) announced today that its Board of Directors has declared a prorated dividend of $0.36 per share of Omega’s common stock in view of the pending acquisition of Aviv REIT, Inc. (“Aviv”) (NYSE: AVIV), pursuant to a merger of Aviv with and into a wholly owned subsidiary of Omega (the “Merger”).

The dividend will be payable in cash on April 7, 2015 to stockholders of record as of the close of business on March 31, 2015. The per share dividend amount payable by Omega is intended to represent dividends for February and March 2015, at a quarterly dividend rate of $0.54 per share of common stock, representing an increase of $0.01 per share over the quarterly dividend rate for the immediately preceding quarter. Omega expects to declare a dividend for the remaining portion of its customary quarterly dividend period (April) early in the second quarter.

The Merger is expected to occur early in the second quarter of 2015, subject to the approval of stockholders of Omega and Aviv and the satisfaction of customary closing conditions. Both companies have scheduled a special meeting of stockholders to consider and vote upon the proposed acquisition and related matters on March 27, 2015. There can be no assurance that the Merger will be completed when expected or at all.

This press release does not constitute an offer to sell or a solicitation of an offer to buy any shares of Omega’s common stock, and there shall not be any sale of these securities in any jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

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200 International Circle Suite 3500 Hunt Valley, MD 21030 Phone: 410-427-1700 Fax: 410-427-8800

Omega is a real estate investment trust investing in and providing financing to the long-term care industry. As of December 31, 2014, Omega’s portfolio of investments consisted of 560 operating healthcare facilities located in 37 states and operated by 50 third-party healthcare operating companies.

FOR FURTHER INFORMATION, CONTACT

Bob Stephenson, CFO at (410) 427-1700

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This announcement includes forward-looking statements. Actual results may differ materially from those reflected in such forward-looking statements as a result of a variety of factors, including, among other things: (i) uncertainties relating to the business operations of the operators of Omega’s properties, including those relating to reimbursement by third-party payors, regulatory matters and occupancy levels; (ii) regulatory and other changes in the healthcare sector; (iii) changes in the financial position of Omega’s operators; (iv) the ability of operators in bankruptcy to reject unexpired lease obligations, modify the terms of Omega’s mortgages, and impede the ability of Omega to collect unpaid rent or interest during the pendency of a bankruptcy proceeding and retain security deposits for the debtor’s obligations; (v) the availability and cost of capital; (vi) changes in Omega’s credit ratings and the ratings of its debt securities; (vii) competition in the financing of healthcare facilities; (viii) Omega’s ability to maintain its status as a real estate investment trust; and (ix) other factors identified in Omega’s filings with the SEC. Statements regarding future events and developments and Omega’s future performance, as well as management’s expectations, beliefs, plans, estimates or projections relating to the future, are forward-looking statements.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed acquisition of Aviv, Omega filed a registration statement on Form S-4, as amended with the SEC. The registration statement on Form S-4, as amended, was declared effective by the SEC on February 25, 2015. Omega and Aviv mailed a joint proxy statement/prospectus to their stockholders on or about February 25, 2015. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the registration statement and joint proxy statement/prospectus, as well as other documents filed by Omega and Aviv, at the SEC's website (www.sec.gov). Those documents, as well as Omega's other public filings with the SEC, may be obtained without charge at Omega's website at www.omegahealthcare.com. In addition, copies of the definitive proxy statement/prospectus, as well as Aviv's other public filings with the SEC, may be obtained without charge at Aviv's website at www.avivreit.com.

Omega, Aviv, their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Omega's directors and executive officers is available in its proxy statement for its 2014 annual meeting of stockholders, filed with the SEC by Omega on April 29, 2014, and information regarding Aviv's directors and executive officers is available in its proxy statement for its 2014 annual meeting of stockholders, filed with the SEC by Aviv on April 15, 2014. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the registration statement and the joint proxy statement/prospectus (or will be contained in any amendments or supplements thereto and in other relevant materials to be filed with the SEC, when they become available). These documents can be obtained free of charge from the sources indicated above.